COMMENTS RECEIVED ON JANUARY 30, 2007

FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST (File Nos. 333-109560 and 811-21439)

PAS International Fidelity Fund of Funds

PAS U.S. Opportunity Fidelity Fund of Funds

POST-EFFECTIVE AMENDMENT No. 6

1. PAS International Fidelity Fund of Funds

"Fund Summary" (prospectus)

"Investment Summary"

C: The Staff would like to know how the Fund will diversify it assets in countries around the world.

R: The Fund is typically diversified across several countries and regions. Strategic Advisers considers the size of the market in each country relative to the size of the international market as a whole when allocating assets.

2. PAS International Fidelity Fund of Funds

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"[Normally investing in shares of other international stock funds.]

Normally investing in a combination of underlying Fidelity international stock funds (underlying funds)."

C: The Staff believes that the first bullet and the second bullet are confusing and conflict with each other.

R: The first bullet, bracketed above, will be removed from the Fund's next filing.

3. PAS International Fidelity Fund of Funds

"Fund Summary"

"Fee Table" (prospectus)

"The following table describes the fees charged by PAS International Fidelity, but does not include other fees charged by Strategic Advisers." (Emphasis added.)

C: The Staff finds the reference to the Fund as "PAS International Fidelity" in this particular section of the prospectus to be confusing and requests that the Fund simply be referenced as "the fund."

R: The requested disclosure change will be made in the Fund's next filing.

4. PAS International Fidelity Fund of Funds

"Fund Services" (prospectus)

"Fund Management"

C: The Staff believes additional disclosure is needed adjacent to the investment advisory language indicating that information relating to the Trustees' approval of investment advisory contracts is available in the Fund's next semi-annual/annual shareholder report including the period of the report.

R: The requested disclosure will be included in the Fund's first annual revision.

5. PAS International Fidelity Fund of Funds

"Back Cover" (prospectus)

C: The Staff requests that the Fund's website be disclosed or that disclosure be added that the Fund does not have a website.

R: We believe that adequate disclosure concerning the lack of a Fund website is contained in the last sentence of the second box contained on the Back Cover, which states:

"The fund does not have a public internet website on or through which the SAI, the fund's annual and semi-annual reports and other related materials are made available."

6. PAS International Fidelity Fund of Funds

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S.

Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation)."

C: The Staff requests confirmation that, for purposes of monitoring compliance with the Fund's fundamental industry concentration limit, the Fund "looks-through" to the investments of the underlying funds.

R: PAS International Fidelity is a fund of funds product. The Fund does not invest directly in portfolio securities. As the Fund's fundamental concentration limit indicates, the Fund does not intend to concentrate in any one industry. Further, the Fund discloses that it does not treat "investment companies" (its only investments) as a particular industry for purposes of its concentration limit. We believe this approach is reasonable and consistent with former Guide 19 of Form N-1A, which provides that if a registrant selects its own industry classification, it must be reasonable and disclosed in the SAI in the case of a policy not to concentrate. Moreover, even if the Fund were to invest its assets in an underlying fund that is concentrated, as a mathematical matter the Fund is not likely to itself be concentrated. The risk of true industry concentration would be remote. To address this remote risk, and in the interest of addressing the Staff's concern with respect to "looking-through" to the investments of the affiliated underlying funds, we will add an Appendix to the prospectus which will identify potential underlying funds which may concentrate in a particular industry or group of industries. Also please note that we will add disclosure to the SAI cross-referencing this additional Appendix to the prospectus.

7. PAS U.S. Opportunity Fidelity Fund of Funds

"Fund Summary" (prospectus)

"Investment Summary"

C: The Staff requests that we clarify the Fund's market-cap policy.

R: The Fund does not have a principal investment strategy of investing in underlying funds with a particular market capitalization range.

8. PAS U.S. Opportunity Fidelity Fund of Funds

"Investment Policies and Limitations" (SAI)

"Non-Fundamental Investment Limitations"

"In accordance with PAS U.S. Opportunity Fidelity's investment program as set forth in the prospectus, PAS U.S. Opportunity Fidelity may invest more than 25% of its assets in any one underlying affiliated U.S. equity fund (i.e., a Fidelity U.S. equity fund). While PAS U.S. Opportunity Fidelity does not intend to concentrate its investments in a particular industry, PAS U.S. Opportunity Fidelity may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying affiliated U.S. equity funds."

C: The Staff requests additional disclosure clarifying that each of the affiliated underlying funds in which the Fund invests will not concentrate more than 25% of its total assets in any one industry.

R: Please note that the Fund may invest in affiliated underlying funds that are concentrated. Please see our response to Item 6 where we detail additional prospectus and SAI disclosure for PAS International Fidelity. The same disclosure will be added for PAS U.S. Opportunity Fidelity.

9. Each Fund

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The Funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3) The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under federal securities laws.

R: We affirm the aforementioned statements.